FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ☐     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No    ☐

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

1

This Form 6-K consists of:

1.	an announcement on the increase of power generation of Huaneng Power International, Inc. (the "Registrant") for the first three months of 2008; and
2.	an announcement on the date of meeting of the board of directors of the Registrant;

each made by the Registrant on October 9, 2008.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date: October 9, 2008

3

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

DOMESTIC Power Generation Increases by 12.73%
in the First THREE QUARTERS of 2008

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation for the first three quarters of 2008.

Based on the Company’s preliminary statistics, as of 30 September 2008, the Company’s total domestic power generation based on a consolidated basis amounted to 140.375 billion kWh, an increase of 12.73% over the same period last year. The power generation of Yingkou Power Plant, Yuhuan Power Plant, Qinbei Power Plant, Weihai Power Plant, Luohuang Power Plant, etc increased significantly as compared to the same period last year.

The increase in domestic power generation of the Company’s power plants was mainly attributable to the following reasons:

1.	The newly operating generating units and the newly acquired generating units provided strong support to the growth of the Company’s power generation.

2.	Renovation arrangements for the Company´s generating units have been optimized, thus facilitating a growth in the Company’s power generation.

3.	The continued growth in the electricity demand in the regions where the Company´s power plants are located provided room for increasing the power generation.

The power generation of each of the Company’s domestic power plants in the first three quarters of 2008 was listed below (in billion kWh):

Power Plant	Power generation in the first three quarters of 2008	Power generation in the first three quarters of 2007	Change

Dalian	6.983	7.808	-10.57%
Fuzhou	5.852	5.912	-1.01%
Nantong	6.621	6.018	10.02%
Shangan	5.783	5.223	10.72%
Shanghai Shidongkou Second	5.676	5.660	0.28%
Dezhou	10.386	9.628	7.87%

Shanghai Shidongkou First	5.587	5.348	4.47%
Shantou Coal-fired	5.250	5.247	0.06%
Dandong	3.451	3.736	-7.63%
Nanjing	2.915	2.851	2.24%
Jining	1.709	1.934	-11.63%
Changxing	1.252	1.205	3.90%
Weihai	3.637	3.137	15.94%
Taicang	7.998	7.992	0.08%
Huaiyin	5.916	6.304	-6.15%
Yuhuan	14.238	8.626	65.06%
Xindian	3.421	3.433	-0.35%
Yushe	3.864	4.136	-6.58%
Qinbei	7.749	5.418	43.02%
Luohuang	8.701	7.606	14.40%
Shanghai Combined-cycle	0.582	0.514	13.23%
Yueyang	4.609	4.738	-2.72%
Yingkou	8.501	3.847	120.98%
Jinggangshan	2.368	2.516	-5.88%
Pingliang	5.681	5.684	-0.05%
Jinling	1.645	—

As at 30 September 2008, the power generation of Tuas Power Ltd. in Singapore amounted to 7.521 billion kWh, representing an increase of 0.14% over the same period last year (i.e. 7.510 billion kWh). Among the power generation of Tuas Power, the power generation attributable to the Company (commencing from 25 March 2008, the date on which the accounts were consolidated) was 5.264 billion kWh.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Huang Mingyuan (Non-executive Director) Liu Shuyuan (Non-executive Director)

Beijing, the PRC
9 October 2008

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

DATE OF MEETING OF THE BOARD OF DIRECTORS

The board of directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces that a meeting of the Board of the Company will be held on Tuesday, 21 October 2008 for the purposes of considering and approving the publication of the results announcement of the Company for the nine months ended 30 September 2008 and transacting any other business.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
9 October 2008